1933 Act/Correspondence

                                December 29, 2004


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Phoenix Investment Series Fund
         File No. 33-6930
         Post-Effective Amendment No. 24

To the Commission Staff:

On October 15, 2004, Phoenix Investment Series Fund (formerly, Phoenix-Oakhurst Income & Growth Fund), filed a Post-Effective Amendment to its Registration Statement on Form N-1A, the purpose of which was to begin the registration process for a new fund, the Phoenix Global Utilities Fund. This letter is in response to the comments received on said amendment filing from our examiner, Brion Thompson, on November 23, 2004.

1. Page 1, Principal Investment Strategies, first paragraph. We were advised to include the standard 60-day notice requirement if the fund's principal investment strategy of investing at least 80% of its assets in utilities is not a fundamental investment policy. As the 80% policy is non-fundamental policy, we have added the requested disclosure.
2. Page 1, Principal Investment Strategies, first paragraph. We were advised that the fund's principal investment strategy of investing at least 80% its assets in the "utility industry" conflicted with the fund's investment restriction #2 (in the SAI) stating that the fund will not invest more than 25% of its assets in securities of issuers in the same industry. To avoid this conflict, we have revised our description on page 1 to "utility sector," and broken down the utility sector as reflected in phrases (i) through (iii) of that paragraph. Additionally, we have changed all uses of "utility industry" to "utility sector" throughout the registration statement. We believe that this modification satisfactorily addresses the conflict of the stated policy with the cited investment restriction.
3. Page 1, Principal Investment Strategies, first paragraph. In this investment policy, we state that the fund will invest in issuers located in three or more countries, one of which will be the United States. We were requested to reconcile the fund's intention to invest 65% to 70% of its assets in U.S. securities with the discussion in footnote 42 of the Rule 35d-1 adopting release regarding the term "global" in a fund's name. The release states that funds using the term "global" in their names would be expected to "invest their assets in investments that are tied economically to a number of countries throughout the world." We note that the release does not provide guidance as to the number of countries or percentage invested in any one country that would be implied or expected by the use of such a term in the fund's name. We believe the fund will provide adequate diversity among countries by investing the remaining 30% to 35% percent of its assets among the two or more other countries the adviser may select. In researching a number of other global funds, we have found that their U.S. holdings are upwards of 65%. We believe our current disclosure complies with the spirit of footnote 42 to the Rule 35d-1 adopting release and have made no changes to the referenced paragraph in response to this comment.
4. Page 1, Principal Investment Strategies, third paragraph. We were requested to provide disclosure as to the fund's credit strategy when investing in debt obligations. We have amended this paragraph to

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         indicate that the fund will invest primarily in investment grade securities, although it may invest in high yield-high risk fixed income securities. The appropriate risk disclosure for high yield-high risk securities already appears in the "Risks Related to Principal Investment Strategies" section.
5. Page 1, Principal Investment Strategies, third paragraph. Our examiner noted that the strategy indicates that the fund may invest in money market mutual funds. We were requested to provide the appropriate disclosure in the "Risks Related to Principal Investment Strategies" section disclosing the layering of fees as a result of investing in other mutual funds. We have added this disclosure on page 4.
6. Page 1, Principal Investment Strategies, third paragraph. Our examiner noted that the strategy indicates that the fund may invest in derivatives and we were requested to provide the appropriate risk disclosure in the "Risks Related to Principal Investment Strategies" section. We have added this disclosure on page 3.
7. Page 6, Example Tables. We were reminded that for new funds the example tables are to provide expenses for one and three-year periods only. We have therefore removed the five and ten year columns. Additionally, we have removed Class A from the second table since there are no contingent deferred sales charges applicable to Class A shares and therefore no difference in the amount of fees a shareholder would pay if Class A shares were redeemed during the periods indicated.
8. Page 8, Fund Name (Phoenix-Oakhurst Income & Growth Fund) and Investment Objectives. We were asked to explain our position regarding the requirements under Rule 35d-1 when considering the fund's name and the fact that the fund's primary investment objective is current yield consistent with preservation and its secondary objective is to achieve capital appreciation as the requirements of Rule 35d-1. As stated in the Discussion portion of the adopting release for Rule 35d-1 (Section II C 1), terms such as "growth...connote types of investment strategies as opposed to types of investments." Additionally, in late 2001, the SEC staff published a document entitled "Frequently Asked Questions about Rule 35d-1." Question 9 of that document specifically addresses how the Rule applies to a fund with the term "income" in its name and states that Rule 35d-1 would generally not apply to use of this term where the "term suggests an investment objective or strategy rather than a type of investment." It goes on to state that the term " 'growth and income' " does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income." We believe the name of our Income & Growth fund similarly suggests that the fund invests to achieve current income and growth of capital, both of which are enumerated in the funds investment objectives. We do not feel that use of both terms in the name would suggest that the fund pursues both income and growth in equal measure, merely that the fund pursues both, which it does. The degree to which the adviser emphasizes "income" vs. "growth" when selecting the fund's investments is clearly delineated by the fund's primary and secondary investment objectives. We believe that the fund's name and investment objectives as stated are not inconsistent with Rule 35d-1 and have made no changes to the referenced paragraph in response to this comment.
9. Page 8, Principal Investment Strategies, fourth paragraph. We were requested to provide an example of the effect on the value of the fund of a 1% interest rate change when considering the modified adjusted duration of the fund's fixed income benchmark, the Lehman Brothers Aggregate Bond Index. In response, we have inserted the following at the end of the paragraph: "Theoretically, for a fund maintaining a modified adjusted duration of 4.45 years, a one percent increase in interest rates would cause a 4.45% decrease in the value of the fund's assets. Similarly, a one percent decrease in interest rates would cause the value of the fund's assets to increase by 4.45%."
10. Page 15, Portfolio Management. We were requested to provide clarification as to Mr. Albrycht's employment history for the past five years. We have revised the biographical information for Mr. Albrycht accordingly.
11. Page 17, "How is the Share Price Determined?" Our examiner inquired whether the addition of certain disclosure regarding fair valuation of foreign securities was meant to respond to the revised Item


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         6(a)(1) of Form N-1A. We assured Mr. Thompson that it was not and that we had added this disclosure to augment our existing discussion of valuation procedures. We will file the disclosure required by the new
         Item 6(a)(1) in a 485(a) filing at a later date, or, if we are successful in seeking relief from the 485(a) filing requirement with a 485(b)(1)(vii) letter we expect to submit shortly, in a 485(b) filing.
12. Page 25, Disruptive Trading and Market Timing. Similar to item 11 above, the disclosure contained in the previously filed 485(a) amendment was not intended to respond to the revised Item 6(e) of Form N-1A. We will file the disclosure required by the new Item 6(e)in a 485(a) filing at a later date, or, if we are successful in seeking relief from the 485(a) filing requirement with a 485(b)(1)(vii) letter we expect to file shortly, in a 485(b) filing.
13.      SAI, page 1, "Investment Restrictions." See item 2 above.
14. SAI, page 11, "Board of Trustees' Consideration of Advisory Agreements." Based on the deliberations of the Board at the recently held annual contract review meeting, we have revised the disclosure to include more detailed information, as required.
15. SAI, page 13, "How to Buy Shares," second paragraph, second sentence. We were requested to review this sentence with reference to Rule 22c-1(a). Accordingly, we have amended the sentence to read: "The Funds will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker's authorized designee, receives the order." [emphasis added here only]

Further, in response to the SEC's comments, we acknowledge that:
o the fund is responsible for the adequacy and accuracy of the disclosure in its filings;
o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
o the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (860) 403-5246 if you have any questions concerning this matter.

                                Very truly yours,


                                /s/ Matthew A. Swendiman
                                Matthew A. Swendiman